UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month December 2011

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated December 22, 2011.	2

RELEVANT EVENT

As a continuation of the Relevant Event, dated December 5th, 2011 (with Registry No 154360) GRIFOLS, S.A. informs that the Public Deed of the share capital increase against reserves has been duly registered in the Commercial Registry of Barcelona, as of today. The Company’s share capital has been increased in the nominal amount of 2,968,765.80 € by issuing and placing in circulation 29,687,658 new class B shares without voting rights.

It is foreseen, that in the next few days, once the legal proceedings are completed, the new shares will be admitted to listing on the four Stock Exchanges in Spain as well as in the Spanish Automated Quotation System and via ADS.s (American Depositary Shares) on the National Association of Securities Dealers Automated Quotations (NASDAQ).

In Barcelona, on this 22nd December 2011

Raimon Grifols Roura Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell Title: Authorized Signatory

Date: December 22, 2011